UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES
EXCHANGE ACT OF 1934
For the Month of August 2026

Commission File Number 001-40504
Nexxen International Ltd.
(Translation of registrant’s name into English)
82 Yigal Alon Street, Tel Aviv 6789124, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note
The Annual General Meeting of Shareholders of Nexxen International Ltd. (the “Company”) will be held on September 29, 2026, at 3:30 p.m. (Israel time), at the Company’s offices at 82 Yigal Alon Street, Tel Aviv 6789124, Israel. In connection with the Annual General Meeting of Shareholders, the Company hereby furnishes the following documents as part of this Form 6-K:

Exhibit 99.1	Notice of Annual General Meeting of Shareholders of the Company and Proxy Statement, dated August 19, 2026
Exhibit 99.2	Form Proxy Card
Exhibit 99.3	Form of Instruction

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Nexxen International Ltd.

By:	/S/ Sagi Niri
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: August 19, 2026

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Annual General Meeting of Shareholders of the Company and Proxy Statement, dated August 19, 2026
99.2	Form Proxy Card
99.3	Form of Instruction

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